Exhibit 99

**FOR IMMEDIATE RELEASE**

**CONTACT:    STEVEN G. ROGERS**
                      **PRESIDENT & CHIEF EXECUTIVE OFFICER**
              **MARSHALL A. LOEB**
                      **CHIEF FINANCIAL OFFICER**
                      **(601) 948-4091**



**PARKWAY PROPERTIES ANNOUNCES AGREEMENT**
**TO ACQUIRE DOWNTOWN CHICAGO OFFICE PROPERTY**

- **Acquisition will contribute $.14 to Funds from Operations (FFO) per diluted share and $.17 to Funds Available for Distribution (FAD) per share in 2001, including straight line rent**
- **Acquisition will move portfolio to 55% urban ownership based on rental revenue**
- **47% of the Company's rental revenues will be derived from the major cities of Chicago, Houston and Atlanta**
- **Asset has a stable, quality rent roll with long term leases**

     **JACKSON, MISSISSIPPI** - May 29, 2001 - Parkway Properties, Inc. (NYSE:PKY) today announced that it has entered into a contract to acquire the fee simple interest in an office building located at 233 North Michigan Avenue (the "Building") and an adjacent, four level structured parking garage (the "Garage") in Chicago, Illinois for $173,500,000 in cash. The total purchase price, including closing costs, anticipated first year capital expenditures and leasing commissions, is expected to be approximately $175,050,000.   The Building contains 1,067,000 Rentable Square Feet ("RSF"), which includes office, retail and storage. The contract, which is subject to customary due diligence procedures and closing conditions, is expected to close on or about June 15, 2001.

     The building is located within Illinois Center, one of America's premier mixed-use urban projects, which has an estimated daytime population of 40,000 employees plus 3,340 hotel rooms and 4,169 residential units. The Building is 89% leased to 18 office tenants and 14 retail tenants, with only three leases expiring prior to December 2003.  Major, credit-worthy tenants account for 64% of the Building with no leases expiring prior to 2006 and the majority of these leases expiring in 2009 or beyond.

     The Building was constructed in 1972 and includes 983,000 RSF of Class B+ office space, 41,000 RSF of retail space and 43,000 RSF of storage space on thirty-two floors. It was designed by the internationally recognized architectural firm of Ludwig Mies van der Rohe.  The Building is connected to a four-level, below-grade parking garage.  The Garage is operated in tandem with the adjacent garage at 111

1000 ONE JACKSON PLACE
188 EAST CAPITOL STREET
JACKSON, MS 39201-2195

POST OFFICE BOX 24647
JACKSON, MS 39225-4647

PHONE 601.948.4091
FAX 601.949.4077
http://www.pky.com

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East Wacker to form a 1,013 capacity facility accessible from East Wacker Drive and South Water Street. Five hundred thirty-three self-park and valet parking spaces are allocated to the Building. The retail space is located on the lower level concourse with access to surrounding properties and public transportation.

The Building has recently undergone an approximately $70 million renovation. Improvements include new travertine stone flooring, lobby security desk, after-hours key-card access system, new entry escalators from the concourse level to the lobby, a complete renovation of all elevators and a new circular drive providing vehicular access from Stetson Avenue. New ceilings, parabolic lighting and new wall and floor coverings were installed throughout all common areas. All restrooms were completely renovated with ceramic tile and natural stone finishes. The fire/life safety system was upgraded with a new sprinkler system, emergency generator, fire alarm detection and voice annunciation system. The roof was completely removed and replaced with a composition roofing system, new drains were installed, and the exterior curtain wall was caulked and sealed. A part of the renovation included the demolition, removal, and abatement of all asbestos containing materials. The result is a physically attractive, renovated, institutional quality asset.

Consistent with our stated strategy, the acquisition will increase the percent of the portfolio allocated to urban assets to 51% based on square footage and 55% based on annualized rental revenue. It will also increase the Company's presence in institutional markets. Including this asset, 47% of the Company's revenue will be derived from Chicago, Houston and Atlanta. Additionally, the building has strong embedded rent growth with current, in place net rents averaging $16.78 per RSF versus an average market net rent of $18.50 per RSF, excluding retail.

The Building's tenants include the General Services Administration, United Healthcare Services, Young & Rubicam, The CIT Group, Seven Worldwide, World Book Encyclopedia, BDO Seidman, CB Richard Ellis, American Express and Equitable. Retail tenants include Citibank, McDonalds, and numerous service-oriented amenity tenants. March First, an internet consulting firm, which has leasehold rights on 138,000 RSF or 13% of the Building, announced that it has filed for protection under Chapter 7 of the Bankruptcy Code in April. Because of this bankruptcy, the Seller has guaranteed the net rent to be received from March First for the remaining two and one half years of the lease term or until the space is subleased, which ever occurs first.

The purchase price represents a cost of approximately $164 per rentable square foot, which is an estimated 34% discount to current estimated replacement cost of $250 per rentable square foot. Excluding parking, the price per rentable square foot is $158. Following the purchase of the Building, Parkway will own approximately 8,192,000 square feet of office space. Post closing, the Building will account for 13% of the portfolio on a square footage basis and 21% as measured by rental revenue. Houston, Texas, our largest existing market, will represent 20% of the portfolio based on a square footage basis, and 19% based on rental revenue following the purchase.

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At closing, the Building will be managed by Parkway Realty Services. The Company intends to hire the Building's existing staff, which includes managers, engineers and administrators. The Company will contract with third parties for new office leasing and both new and renewal retail leasing. Additionally, Will Flatt will move from the Company's headquarters in Jackson to Chicago to serve as Vice President and Asset Manager, supervising all management and leasing efforts. Will is currently serving as Vice President of Investor Relations.

Including straight line rent, the transaction is expected to add $.14 to 2001 and $.37 to 2002 FFO per diluted share. Additionally, it is expected to add $.17 to 2001 and $.26 to 2002 to FAD per diluted share. Excluding straight line rent, the transaction would add $.07 and $.28 to FFO per diluted share in 2001 and 2002 respectively. The projected initial unleveraged yield (going-in cap rate) is approximately 9.5%, which assumes no new leasing during the first year of ownership, an unleveraged Internal Rate of Return of 12.2%, and a leveraged Internal Rate of Return of 17.2% (see Table Five for assumptions). This purchase will be funded by a $106,000,000 non-recourse fixed rate first mortgage with Deutsche Banc Alex Brown, at a 205 basis point spread over the 10 year US Treasury rate, currently calculated to be 7.45%, amortized over twenty five years with a ten-year call. Additional purchase funding will come from $69,050,000 which will be drawn from the previously announced agreement to issue convertible preferred equity to Rothschild Realty/Five Arrows and/or our existing line of credit.

Steven G. Rogers, President and CEO, stated, "We are pleased to be entering the Chicago market with the purchase of Two Illinois Center located at 233 North Michigan Avenue. This landmark asset advances Parkway's strategy of investing in central business districts in select institutional markets. We are enthusiastic about the revitalization and re-urbanization of downtown Chicago, and in particular the New East Side, in which 233 is located. With projects planned and underway too numerous to mention, Chicago continues to be one of the Nation's two or three most livable 24-hour cities.

The quality, credit worthiness and diversification of the customer base complement our existing portfolio. We believe that Parkway's discipline and Focus on Operations will allow us to execute the same leasing and tenant retention strategies that we employ successfully in other highly competitive markets such as Houston and Atlanta. Our team has conducted the most thorough market research and due diligence underwriting possible. The positive financial impact of this asset will assist us in achieving our *5 in 50 Plan* and make a material positive impact on Funds Available for Distribution, as well."

Parkway Properties, Inc. is a self-administered real estate investment trust specializing in operations, acquisition, ownership, management, and leasing of office properties. The Company is geographically focused on the Southeastern and Southwestern United States and is currently examining two or three new institutional markets including Chicago. Parkway owns or has an interest in 48 office properties located in 10 states with an aggregate of approximately 7,125,000 square feet of leasable space as of May 29, 2001. The Company also offers fee based real estate services through its wholly owned subsidiary, Parkway Realty Services.

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Certain portions of this Press Release may contain forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements include those that are not in the present or past tense, that discuss the Company's beliefs, expectations or intentions or those pertaining to the Company's capital resources or estimates of  market rental rates.  Forward-looking statements involve numerous risks and uncertainties.  The following factors, among others discussed in the Company's filings under the Securities Exchange Act of 1934, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: failure of the acquisition to be consummated, defaults under or non-renewal of leases, increases in market interest rates, increases in operating costs, failure to obtain necessary outside financing, environmental uncertainties, financial market fluctuations, changes in real estate and zoning laws, increases in real property tax rates, a deterioration in general economic conditions in the United States or the Chicago metropolitan area and adverse developments or other changes in the Chicago real estate market.

**NOTICE OF CONFERENCE CALL**

Parkway will conduct a conference call to discuss this investment on Wednesday, May 30, 2001, at 2:00 p.m. ET. The number for the conference call is (800) 946-0712. A taped replay of the call can be accessed 24 hours a day through June 6, 2001 by dialing (888) 203-1112, and using the pass code of 417318. An audio replay will also be archived and indexed in Parkway's website at www.pky.com/investorrelations.  Please participate in the visual portion of the conference call by accessing the Company's website at www.pky.com and clicking on the Chicago Investment link. By clicking on topics in the left margin, you can follow visual representations of the presentation.

**NOTICE OF CHICAGO BUILDING TOUR**

Parkway will conduct a building tour for analysts and investors.  The exact date will be set forth in the closing press release.  Please contact Will Flatt at (800) 748-1667 for more information.

**Supplemental Tables**


**Table 1: Parkway's Eight 2001 Operating Initiatives**
(Those highlighted are positively impacted by proposed purchase)

1. Strengthen our long-standing reputation as a good operator and use this ability to expand our opportunities

2. **Allocate capital carefully and judiciously among the following alternatives**:

   - **Fee simple CBD purchases**
   - Joint ventures with "Best Possible" partners
   - Parkway common stock repurchases
   - Purchase stock of other REITs on an advantageous basis through the RSVP Program
   - Begin allocating capital to increase PRS income

3. **Expand our operations into select institutional markets, emphasizing Central Business Districts**

4. Continue to reduce suburban holdings in markets where we do not own sufficient assets to be self- managed such as Birmingham, Indianapolis and Greenville

5. Expand Parkway Realty Services

   - One building at a time
   - By establishing relationships with institutional owners
   - Through the acquisition of brokerage companies
   - Through joint ventures

6. **Improve FAD by continuing to focus more attention on this important metric**

7. **Take advantage of falling interest rates by refinancing short-term debt, locking rates, and initiating new non-recourse fixed rate financings**

8. **Focus and strengthen the credit worthiness of our rent roll**


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**Table 2: Benefits to Shareholders**

- The property meets all of Parkway's economic buying criteria

- This purchase is significantly accretive to FFO and FAD in 2001 and 2002

- The property has a stable, long-term income stream from strong credit tenants

- High quality, physically attractive, well located asset, designed and built by an internationally recognized architectural/engineering team

- The Chicago CBD is one of the strongest in the nation with a vacancy rate slightly in excess of 8% at first quarter 2001 and 2000 absorption of 7 million square feet

- The investment increases our CBD portfolio substantially, to 55% of revenue

- This property purchase will expand our presence in institutionally accepted markets

**Table 3: Major Tenants (excluding March First)**

| Tenants | Square Footage |
|---|---|
| General Services Administration | 189,000 |
| United Healthcare Services | 168,000 |
| Young & Rubicam, Inc. | 120,000 |
| The CIT Group, Inc. | 46,000 |
| Seven Worldwide, Inc. | 45,000 |
| World Book, Inc. | 39,000 |
| CB Richard Ellis, Inc. | 38,000 |
| BDO Seidman, LLP | 34,000 |
| Total | 679,000 |
| Percentage of Building | 64% |

**Table 4:  Allocation of Portfolio (Post Closing)**

| Market | Percent of Total Square Footage | Percent of Total Rental Revenue |
|---|---|---|
| Houston, TX | 20% | 19% |
| Chicago, IL | 13% | 21% |
| Columbia, SC | 11% | 9% |
| Jackson, MS | 10% | 10% |
| Atlanta, GA | 7% | 7% |
| Memphis, TN | 8% | 7% |
| Chesapeake, VA | 5% | 4% |
| Winston-Salem, NC | 3% | 3% |
| Richmond, VA | 6% | 5% |
| Knoxville, TN | 6% | 5% |
| Ft. Lauderdale, FL | 3% | 3% |
| Other | 8% | 7% |
|  | 100% | 100% |

**Table 5:  ARGUS Underwriting Assumptions for IRR Calculations**

- $18.50 Net Rent Office
  $40.00 Net Rent Retail ($70.00 for 9,925 RSF)
  $13.50 Net Rent Storage

- 6 Months Estimated Downtime Upon Lease Expiration

- 5% General Vacancy Loss

- 75% Tenant Retention Ratio

- 9.5% Residual Cap Rate On Sale in Year 10

- 10 year Estimated Holding Period

- 3% Assumed Inflation on Income and Expense

- Debt at $106 Million, Ten Year Fixed Rate at 7.45%

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